UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: April 24, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 24, 2012
99.2	Press Release dated April 24, 2012, entitled “CNOOC Limited Announces First Quarter 2012 Results”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2012 (ended 31 March 2012). The comparative statistics for the first quarter of 2011 (ended 31 March 2011) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2012 (ended 31 March 2012). The comparative statistics for the first quarter of 2011 (ended 31 March 2011) are also disclosed in this announcement.

The Company achieved a total net production of 79.8 million barrels of oil equivalent (BOE) for the first quarter of 2012, representing a decrease of 6.3% year over year (YoY), mainly due to the shutdown of production of Penglai 19-3 oilfield, a production sharing contract oilfield in Bohai.

For the first quarter of 2012, the Company made five new discoveries and five successful appraisal wells offshore China, among which, in Bohai, the Company made a mid-to-large crude oil new discovery of Kenli 2-1 and successfully appraised the large discovery of Penglai 9-1 made in 2010; in Western South China Sea, the Company made a new discovery of Dongfang 13-2 in high-temperature and high-pressure natural gas reservoir in Yinggehai. The Company’s major projects were progressing as planned. In the aspect of overseas development, the Company completed the acquisition of one-third interests in each of Exploration Areas 1, 2 and 3A in Uganda from Tullow Oil plc.

The unaudited oil and gas sales revenue of the Company reached approximately RMB48.84 billion for the first quarter of 2012, representing an increase of 3.7% YoY. During the period, the Company’s average realized oil price increased 19.4% YoY to US$120.79 per barrel. The Company’s average realized gas price was US$5.88 per thousand cubic feet, representing an increase of 19.8% YoY.

For the first quarter of 2012, the Company further enhanced exploration and development activities and the capital expenditure for exploration, development and production reached approximately RMB9.64 billion, representing an increase of 58.2% YoY.

1

First Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2012		2011
Crude Oil & Liquids (mmbbls)	Q1	YTD	Q1	YTD
Bohai	35.5	35.5	39.6	39.6
Western South China Sea	6.1	6.1	7.5	7.5
Eastern South China Sea	11.1	11.1	11.9	11.9
East China Sea	0.13	0.13	0.08	0.08
Overseas	10.9	10.9	9.8	9.8
Subtotal (mmbbls)	63.7	63.7	68.9	68.9

Natural Gas (bcf)
Bohai	11.4	11.4	12.1	12.1
Western South China Sea	31.4	31.4	34.7	34.7
Eastern South China Sea	10.6	10.6	15.1	15.1
East China Sea	3.2	3.2	2.6	2.6
Overseas	36.2	36.2	33.1	33.1
Subtotal (bcf)	92.8	92.8	97.6	97.6

Total Net Production (mmboe)	79.8	79.8	85.4	85.4

* Including our interest in equity method investees, which is approximately 4.3 mmboe in Q1 2012 and 3.7 mmboe in Q1 2011.

2

First Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)*

	RMB (millions)				US$ (millions)
	2012		2011		2012		2011
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude oil and liquids	45,842.4	45,842.4	44,195.2	44,195.2	7,276.2	7,276.2	6,711.9	6,711.9
Natural gas	2,992.9	2,992.9	2,885.7	2,885.7	475.0	475.0	438.2	438.2
Marketing revenue, net	39.8	39.8	39.8	39.8	6.3	6.3	6.0	6.0
Others	406.5	406.5	235.6	235.6	64.5	64.5	35.8	35.8
Total	49,281.6	49,281.6	47,356.3	47,356.3	7,822.0	7,822.0	7,191.9	7,191.9

Capital Expenditures
Exploration	2,625.5	2,625.5	1,984.7	1,984.7	416.7	416.7	301.4	301.4
Development	6,129.6	6,129.6	3,065.9	3,065.9	972.9	972.9	465.6	465.6
Production	886.6	886.6	1,042.8	1,042.8	140.7	140.7	158.4	158.4
Total	9,641.7	9,641.7	6,093.4	6,093.4	1,530.4	1,530.4	925.4	925.4

* The 2011 comparative numbers have been retrospectively adjusted with the adoption of new and amended IFRS/HKFRS.

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.3003 has been used for the first quarter of 2012, and an exchange rate of US$1 = RMB6.5846 has been used for the first quarter of 2011, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 24 April 2012

3

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors WangYilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

4

Exhibit 99.2

For Immediate Release

CNOOC Limited Announces First Quarter 2012 Results

(Hong Kong, April 24, 2012) - CNOOC Limited (the “Company", NYSE: CEO, SEHK: 00883) is pleased to announce its results for the first quarter of 2012.

In this quarter, the Company achieved a total net production of 79.8 million barrels of oil equivalent (BOE), representing 6.3% decrease year over year (YoY) mainly due to the suspension of production of Penglai 19-3 oilfield at Bohai which is operated under a production sharing contract.

For the first quarter of 2012, the Company made five new discoveries and drilled five successful appraisal wells in offshore China, among which Kenli 2-1 at Bohai was a mid to large sized new oil discovery and large discovery of Penglai 9-1 was successfully appraised. In addition, Dongfang 13-2 discovery was made in high-temperature and high-pressure natural gas reservoir in Yinggehai. During the period, the Company’s major projects were in progress as planned. In the aspect of overseas development, the Company completed the acquisition of one-third interests in each of Exploration Areas 1, 2 and 3A in Uganda from Tullow Oil plc.

In this quarter, the unaudited oil and gas sales revenue of the Company reached approximately RMB48.84 billion, representing 3.7% increase YoY. During the period, the Company’s average realized oil price increased 19.4% YoY to US$120.79 per barrel while the average realized gas price increased 19.8% YoY to US$5.88 per thousand cubic feet.

Within the period, as the Company enhanced exploration and development activities, its capital expenditure increased 58.2% YoY to about RMB9.64 billion.

Mr. Li Fanrong, Chief Executive Officer of the Company commented, “In the first quarter, the Company had made significant progress in exploration area, particularly by obtaining a mid to large sized new oil discovery and successful appraisal of a large oilfield in Bohai. I believe these achievements will strongly support our production growth target of 6-10% CAGR from 2011 to 2015.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2011 Annual Report on Form 20-F filed on April 20, 2012.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Zhang Yuxiao
Senior Supervisor, Media/Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: zhangyx12@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com